2725 Sand Hill Road
Suite 200
Menlo Park, CA 94025

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MORGAN STANLEY & CO. INCORPORATED

December 12, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
      Re:     SOMAXON PHARMACEUTICALS, INC.
                 Registration Statement on Form S-1 (File No. 333-128871)
Ladies and Gentlemen:
      As Representatives of the several underwriters of the proposed public offering of up to 5,000,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4 p.m. (NYT) on Wednesday, December 14, 2005, or as soon thereafter as is practicable.
      Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 30, 2005, through the date hereof:
      Preliminary Prospectus dated November 30, 2005:
           12,020 copies to prospective underwriters, institutional investors, dealers and others
      The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
As Representatives of the several Underwriters

By: Charles Newton

By: /s/ Charles Newton

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